Exhibit 3.1

ARTICLES OF INCORPORATION
OF
RIVERVIEW FINANCIAL CORPORATION

In compliance with the requirements of 15 Pa.C.S. Section 1306 (relating to Articles of Incorporation):

1.  The name of the Corporation is RIVERVIEW FINANCIAL CORPORATION.

2.  The address, including street and number, if any, of this Corporation’s initial registered office in this Commonwealth is 3rd and Market Streets, P.O. Box A, Halifax, Pennsylvania, 17032 and the county of venue is Dauphin.

3.  The Corporation is incorporated under the provisions of the Pennsylvania Business Corporation Law of 1988 (15 Pa.C.S. §§ 1101 et seq.), as the same may be amended.

4.  The purpose or purposes of the Corporation are to have unlimited power to engage in and to do any lawful act concerning any or all business for which corporations may be incorporated under the provisions of the Pennsylvania Business Corporation Law of 1988, as the same may be amended.

5.  The aggregate number of shares that the Corporation shall have authority to issue is Five Million (5,000,000) shares of Common Stock having a par value of Fifty Cents ($0.50) per share.  The holders of Common Stock shall have one vote per share.

6.  The term of the Corporation’s existence is perpetual.

7.  Cumulative voting rights shall not exist with respect to the election of directors.

8.  No merger, consolidation, liquidation or dissolution of the Corporation, nor any action that would result in the sale or other disposition of all or substantially all of the assets of the Corporation shall be valid unless first approved by the affirmative vote of:

(a)          the holders of at least seventy-five percent (75%) of the outstanding shares of  Common Stock of the Corporation; or

(b)          the holders of at least a majority of the outstanding shares of Common Stock of the Corporation, provided that such transaction has received the prior approval of at least seventy percent (70%) of the members of the Board of Directors.

9.  If the Common Stock is increased by the sale of additional shares thereof, each shareholder shall be entitled to subscribe for such additional shares in proportion to the number of shares of said Common Stock owned by him or her at the time the increase is authorized by the shareholders.  The Board of Directors shall have the power to prescribe a reasonable period of time within which the preemptive rights to subscribe to the new shares of Common Stock must be exercised.  If the Common Stock is increased by a stock dividend, each shareholder shall be entitled to his proportionate amount of such increase in accordance with the number of shares of

Common Stock owned by him or her at the time the increase is authorized by the shareholders.  This provision shall not apply to a shareholder dividend reinvestment plan.  This provision shall not apply to the issuance of stock options, rights, or warrants, or shares issued in accordance with such options, rights, or warrants.

10.   (a)   The Board of Directors may, if it deems advisable, oppose a tender or other offer for the Corporation’s securities, whether the offer is in cash or in the securities of a corporation or otherwise.  When considering whether to oppose an offer, the Board of Directors may, but is not legally obligated to, consider any relevant, germane or pertinent issue; by way of illustration, but not to be considered any limitation on the power of the Board of Directors to oppose a tender or other offer for this Corporation’s securities, the Board of Directors may, but shall not be legally obligated to, consider any or all of the following:

(i)        Whether the offer price is acceptable based on the historical and present operating results or financial condition of the Corporation;

(ii)       Whether a more favorable price could be obtained for this Corporation’s securities in the future;

(iii)      The social and economic effects of the offer or transaction on this Corporation and any of its subsidiaries, employees, depositors, loan and other customers, creditors, shareholders and other elements of the communities in which this Corporation and any of its subsidiaries operate or are located;

(iv)      The reputation and business practice of the offeror and its management and affiliates as they would affect the shareholders, employees, depositors, and customers of the Corporation and its subsidiaries and the future value of the Corporation’s stock;

(v)       The value of the securities (if any) which the offeror is offering in exchange for the Corporation’s securities, based on an analysis of the worth of the Corporation or other entity whose securities are being offered;

(vi)      The business and financial conditions and earnings prospects of the offeror, including, but not limited to, debt service and other existing or likely financial obligations of the offeror, and the possible affect of such conditions upon this Corporation and any of its subsidiaries and the other elements of the communities in which this Corporation and any of its subsidiaries operate or are located;

(vii)     Any antitrust or other legal and regulatory issues that are raised by the offer.

(b)               If the Board of Directors determines that an offer should be rejected, it may take any lawful action to accomplish its purpose including, but not limited to, any or all of the following: advising shareholders not to accept the offer; litigation against the offeror; filing complaints with all governmental and regulatory authorities; acquiring the offeror corporation’s securities; selling or otherwise issuing authorized but unissued securities or treasury stock or granting options with respect thereto; acquiring a company to create an antitrust or other regulatory problem for the offeror; and obtaining a more favorable offer from another individual or entity.

11.           Articles 7, 8, 9, 10, and 11 shall not be amended unless first approved by the affirmative vote of the holders of at least seventy percent (70%) of the outstanding shares of Common Stock of the Corporation.

These Articles of Incorporation shall be effective upon the effectiveness of the Articles of Consolidation of HNB Bancorp, Inc. and First Perry Bancorp, Inc. at 4:01 p.m., December 31, 2008.